News Release 2003-22	October 7, 2003
TSX - QRL - Queenstake Resources Ltd.
SEC file number 0-24096

Jerritt Canyon Third Quarter Production and September Exploration Results

Denver, CO., October 7, 2003 -- Queenstake Resources Ltd. has completed the first three months of operations at its recently acquired Jerritt Canyon mine.  Through this period, Jerritt Canyon produced 81,590 ounces of gold, at an estimated average cash operating cost of $247 per ounce.

“We are delighted with the results that the team at Jerritt Canyon has produced”, commented Chris Davie, President and Chief Executive Officer. “This is indicative of what this mine is capable of.  Based on the gold production to date, we are confident in our projection of 152,000 ounces for the latter half of 2003.”

Immediately after the acquisition of the Jerritt Canyon mine on July 1, 2003, Queenstake began an aggressive underground drilling and surface program exploring for additional resources proximal to the current underground mines.  Following is a tabulation of significant results from underground exploration drilling completed during September.

	Hole No.	Feet	Grade (ounces of
			gold per ton)

Smith Mine	LX-404	30	0.502
	LX-404	65	0.263

SSX Mine	SSX-798	70	0.333
	SSX-798	15	0.422
	SSX-799	35	0.428
	SSX-800	110	0.495
	SSX-801	120	0.545

Murray Mine	NC-043	20	0.389
	NC-043	9	0.215

This table shows only results that are outside the current reserve and resource envelope as determined in June 2003 but proximal to current workings; thus all these intercepts represent additional mineral inventory that, based on past experience, can be expected to be converted to reserves. Intercepts of the order of magnitude indicated in these tabulations are not exceptional at Jerritt Canyon.

An exploration surface drill hole, SC-1320, was drilled vertically about 1,000 feet southeast of the Saval open pit, on strike with and northwest of the SSX mine.  This hole intersected 35 feet of 0.370 ounces of gold per ton (between 350 feet and 385 feet).  This drill result is expected to add to the South Saval resource.

Queenstake's underground exploration drill program and surface drilling are ongoing.  The latter will continue until prohibited by winter weather.  Dusty Nicol, Director of Exploration, Ted Wilton, District Exploration Manager and the exploration team will spend the winter months reviewing 25 years of past exploration data and compiling that data with current results to allow drilling to resume in the spring of 2004 on prioritized targets.  Jerritt Canyon comprises over 100 square miles of highly prospective exploration ground and is a district in and of itself.

Chris Davie, President and Chief Executive Officer

For further information call:

John Haigh 303-297-1557 ext 105

Email - info@queenstake.com web - www.queenstake.com

Forward looking statement  -  This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.